UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Dynegy Inc.

(Name of Subject Company)

Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,

INCLUDING THE ASSOCIATED RIGHTS

(Title of Class of Securities)

26817G300

(CUSIP Number of Class of Securities)

Michael R. Anastasio, Jr.

c/o Seneca Capital Investments, LP

590 Madison Avenue, 28th Floor

New York, New York 10022

212-888-2999

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Dynegy Inc., a Delaware corporation (“Dynegy” or the “Company”). The Company’s principal executive offices are located at Wells Fargo Plaza, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002. The Company’s telephone number at this address is (713) 507-6400.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock”), including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010 and as it may be further amended from time to time, between the Company and Mellon Investor Services LLC, as rights agent, that are issued and outstanding (the “Rights”, and together with the Common Stock, the “Shares”). As of the close of business on December 28, 2010, there were 121,031,708 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”) are the persons filing this Schedule 14D-9. Seneca Capital’s address is 590 Madison Avenue, 28th Floor, New York, New York 10022 and its telephone number is 212-888-2999.

Tender Offer.

The following information is as stated in Dynegy’s Schedule 14D-9, as amended.

This Statement relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”), as disclosed in the Tender Offer Statement on Schedule TO, dated December 22, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $5.50 per share (the “Offer Price”), in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 15, 2010 (as it may be amended from to time, the “Merger Agreement”), by and among the Company, the Offeror and IEP Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Offeror (“Merger Sub”). The Offer is initially scheduled to expire at midnight (Eastern Time) on January 25, 2011 (the initial expiration date or such subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, the “Expiration Date”). The Offer is subject to certain conditions, which may be waived by the Offeror in whole or in part at any time and from time to time prior to the Expiration Date in the exercise of the reasonable good faith judgment of the Offeror subject to the terms of the Merger Agreement and subject to and to the extent permitted by applicable law, including the requirements of Rule 14d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case except for the conditions that (i) there are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, when added to any Shares already owned by the Offeror, its subsidiaries and certain affiliates of the Offeror (including Shares that are subject to options to purchase Shares to the extent such options have been irrevocably exercised and paid for prior to the Expiration Date), represents at least a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the issuance of all Shares that may be issued upon the vesting of outstanding restricted stock of the Company, plus Shares issuable upon the exercise of all outstanding options to purchase Shares under Company stock plans (“Company Stock Options”), warrants and other rights to purchase Shares with an exercise price per Share less than the Offer Price) (such condition, the “Minimum Condition”), (ii) the approval of the Federal Energy Regulatory Commission under Section 203 of the Federal Power Act, as amended (the “FPA”), shall have been received and the approval, or a determination that no approval is required, of the New York State Public Service Commission under the New York Public Service Law, as amended, shall have been received with respect to the consummation of the Offer and the Merger, and (iii) the waiting period applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall have expired or been terminated (the conditions set forth in clauses (ii) and (iii) above, the “Regulatory Condition”). The Offeror may waive the Minimum Condition and/or the Regulatory Condition only subject to and to the extent permitted by applicable law, including the requirements of Rule 14d-4 under the Exchange Act and only with the prior written consent of the Company.

The address of the principal executive offices of the Offeror, Merger Sub, and Icahn Enterprises Holdings is 767 Fifth Avenue, 47th Floor, New York New York, 10153, where the business phone number is (212) 702-4300.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

As of the date hereof, to the knowledge of the filing persons, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) Seneca Capital or any of its affiliates, on the one hand, and (ii)(x) the Company, any of its executive officers, directors or affiliates, or (y) the Offeror, Merger Sub, Icahn Enterprises Holdings or any of their respective executive officers, directors or affiliates, on the other hand.

Item 4.	The Solicitation or Recommendation.

Recommendation of Seneca Capital.

Seneca Capital urges Dynegy shareholders to NOT TENDER their stock to the Offeror, an affiliate of Dynegy’s largest shareholder, for $5.50 per share. It is the WRONG PRICE at the WRONG TIME for the WRONG REASONS.

Accordingly, and for the other reasons described in more detail below, Seneca Capital recommends that the Company’s stockholders NOT tender their Shares pursuant to the Offer.

Reasons for the Recommendation of Seneca Capital.

Seneca Capital urges Dynegy shareholders to NOT TENDER their stock to the Offeror, an affiliate of Dynegy’s largest shareholder, for $5.50 per share. It is the WRONG PRICE at the WRONG TIME for the WRONG REASONS.

WRONG PRICE: On January 25, 2011, Seneca Capital filed with the Securities and Exchange Commission (“SEC”) a detailed presentation in support of its view that shareholders should reject the $5.50 per share tender offer. Seneca Capital has updated its valuation analysis to reflect the work of outside experts including a third party accounting firm’s analysis of cost cutting potential and a power price scenario analysis performed by Ventyx (Energy Velocity). Seneca Capital has more conviction than ever that selling Dynegy at a low price at this point in the cycle does not reflect Dynegy’s industry leading operating and financial leverage to a commodity recovery. Dynegy’s flexible capital structure and cost cutting potential provide additional levers to drive value regardless of commodity prices.

WRONG TIME: Dynegy stock has dramatically underperformed its IPP peers by nearly 30% and the overall market by more than 40% since its poorly received reverse split last March. In addition, several important potential positive catalysts related to pending EPA clean air rules are expected in the coming months (EPA HAPS/MACT proposed rules as soon as March, PJM capacity auction in May and potential MISO capacity market rules by June). Seneca Capital remains shocked and disappointed that – after shareholders resoundingly rejected two proposed Blackstone mergers – the Special Committee of Dynegy’s Board abandoned its November 23rd promise to “carefully review its standalone restructuring alternatives” in order to attempt again to sell the company.

WRONG REASONS: Management stands to benefit from $36 million in change-of-control severance payments (nearly 6% of Dynegy’s equity value) that are largely irrespective of the deal price. The Special Committee of Dynegy’s Board that abandoned its promise of a “careful standalone review” in favor of yet another sale agreement and an ill-timed auction for Dynegy during the heart of the holiday season, is comprised of members that have only purchased a combined total of less than 16,000 shares.

PURSUING CHANGE: Seneca Capital continues to vigorously pursue a consent solicitation to protect shareholder value by replacing the Chairman and one other Board member with Hunter Harrison, a pioneering railroad executive, and Jeff Hunter, a successful power industry veteran. Mr. Harrison and Mr. Hunter are fully aligned with the proposition of driving value for Dynegy shareholders – Mr. Harrison has already purchased 500,000 shares personally and Mr Hunter has committed to purchase 300,000 shares while serving on the Board.

Seneca Capital is currently working diligently towards achieving definitive status for its preliminary consent solicitation. Dynegy must provide a record date for the consent solicitation that is no later than 20 days from the date of a request by Seneca Capital. Once the preliminary consent solicitation becomes definitive, Seneca Capital will begin gathering shareholder consents and once consents for a majority of shares outstanding have been collected, Seneca’s nominees must be seated on the Dynegy Board.

Seneca Capital urges shareholders to NOT TENDER their stock for $5.50 per share. It is the WRONG PRICE at the WRONG TIME for the WRONG REASONS.

Intent to Not Tender.

Neither Seneca Capital nor any of Seneca Capital’s affiliates or subsidiaries intend to tender any Shares held of record or beneficially owned by them pursuant to the Offer. Seneca Capital and each of Seneca Capital’s affiliates and subsidiaries intend to continue to hold any Shares held of record or beneficially owned by them.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Neither Seneca Capital nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Dynegy’s stockholders on behalf of Seneca Capital in connection with the Offer, except that Seneca Capital has retained Okapi Partners (“Okapi”) as its information agent. Seneca Capital has agreed to pay Okapi a fee for its services as information agreement. Seneca Capital does not anticipate such fee exceeding $100,000.

Item 6.	Interest in Securities of the Subject the Company.

No transactions with respect to the Shares have been effected by Seneca Capital or, to the knowledge of Seneca Capital, by any of its affiliates or subsidiaries during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.	Additional Information.

The following information is as stated in Dynegy’s Schedule 14D-9, as amended:

Regulatory Approvals.

The Offer is conditioned on satisfaction (or waiver, only with the prior written consent of the Company and only subject to and to the extent permitted by applicable law, including the requirements of Rule 14d-4 under the Exchange Act) of the Regulatory Condition. In order to satisfy the Regulatory Condition the parties must make filings with a number of federal, state, public utility, antitrust and other regulatory authorities. If the Offeror’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of adoption of the Merger Agreement nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the Delaware General Corporation Law, as amended (the “DGCL”), will be entitled to appraisal rights for their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to adopt the Merger Agreement, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the special meeting of Company stockholders that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the effective time of the Merger, the surviving corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of adoption of the Merger Agreement. Alternatively, if the Merger is consummated through a short-form procedure without any meeting of Company stockholders, or pursuant to a written consent of Company stockholders in lieu of a meeting, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each Company stockholder of record on the effective date of the Merger. The notice will inform Company stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(2)(A)	Presentation, dated January 21, 2011, issued by Seneca Capital (included in the filing of additional soliciting material by Seneca Capital Investments, LLC (CIK: 0001337020) on January 21, 2011 and incorporated herein by reference).

(a)(2)(B)	Press Release, dated January 21, 2011, issued by Seneca Capital (included in the filing of additional soliciting material by Seneca Capital Investments, LLC (CIK: 0001337020) on January 21, 2011 and incorporated herein by reference).

(a)(2)(C)	Presentation (corrected) dated January 24, 2011, issued by Seneca Capital (included in the filing of additional soliciting material by Seneca Capital Investments, LLC (CIK: 0001337020) on January 24, 2011 and incorporated herein by reference).

(a)(2)(D)	Press Release (corrected), dated January 25, 2011, issued by Seneca Capital (included in the filing of additional soliciting material by Seneca Capital Investments, LLC (CIK: 0001337020) on January 25, 2011 and incorporated herein by reference).

(a)(2)(E)	Presentation (corrected) dated January 25, 2011, issued by Seneca Capital (included in the filing of additional soliciting material by Seneca Capital Investments, LLC (CIK: 0001337020) on January 25, 2011 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SENECA CAPITAL INTERNATIONAL MASTER FUND, L.P.

By:	Seneca Capital International GP, LLC, Its General Partner

	By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL, L.P.

By:	Seneca Capital Advisors, LLC, Its General Partner

	By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.

By:	Seneca Capital Investments, LLC, its General Partner

	By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:	/s/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:	/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/S/ DOUGLAS A. HIRSCH
Douglas A. Hirsch, individually

Dated: January 25, 2011